From: Elevate Money <noreply@elevate.money>
Sent: Wednesday, May 17, 2023 10:19 AM
To: [redacted]
Subject: The Case for Modular Home Communities

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Elevate.Money


The Case for
Modular Home
Communities

Manufactured Home Communities (ManHC's)

ManHC's represent a large U.S. real estate asset class, and are tracked by real estate research firm Green Street. Here are some recent highlights (published March / April 2023):

1. ManHC's were the best performing real estate sector over the past 7 years, more than doubling in value.
2. ManHC's have the highest forecasted income growth among all real estate sectors.
3. ManHC's have very limited new development.

Modular Home Communities

Elevate Money via its Future of Housing Fund (FOHF) REIT is going to leverage its relationship with Boxabl to create a new subset of housing communities comprised of Boxabl's off-site developed housing units called “Modular Home Communities” (ModHC’s).

While ManHC’s might be regarded as “exit-level” housing, our ModHC’s will focus on entry-level housing.

The opportunity to mass-produce modular housing is the game-changer. Until Boxabl, this had never been done before. And consequently, the opportunity to create a new real estate asset class is likewise a game-changer. We have a first-mover advantage. And given the compelling dynamics within the ManHC space (high income growth, limited new supply), we are in a very attractive place.

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